The transactions pursuant to the share exchange described in this document involve securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

[Translation]

Code No.: 6722, JASDAQ

December 7, 2020

To Shareholders:

2023-1 Endo, Fujisawa-shi, Kanagawa

A&T Corporation

Shigetaka Misaka, President and Representative Director

Notice of Convocation of the Extraordinary General Meeting of Shareholders

Dear Shareholders:

We would like to express our appreciation for your continued support and patronage.

This is to inform you that the Extraordinary General Meeting of Shareholders (the “Meeting”) of A&T Corporation (the “Company”) will be held as set forth below.

In order to continue to prevent the spread of COVID-19, the Meeting will be held with wider intervals between seats and a reduced number of seats. Accordingly, you may not be able to enter the venue even if you visit the venue on the day of the Meeting. On the day of the Meeting, please refrain from visiting the venue of the Meeting as much as possible.

Instead of attending the Meeting on the day of the Meeting, you may exercise your voting rights in writing (via postal mail). Please express your approval or disapproval of the proposals on the enclosed Voting Rights Exercise Form and return it so that it arrives at the Company no later than 6:00 p.m. on Monday, December 21, 2020 after reviewing the Reference Documents for the Extraordinary General Meeting of Shareholders below.

1.	Date and Time:	December 22, 2020 (Tuesday) at 10:00 a.m.

2.	Place:	The Company’s conference room, 10th floor, Yokohama Plaza Building 2-6, Kinko-cho, Kanagawa-ku, Yokohama-shi, Kanagawa (There will be no souvenir for the attending shareholders.)

3.	Agenda for the Meeting:

Matters for Resolution:

No. 1: Approval of share exchange agreement between the Company and Tokuyama Corporation

No. 2: Partial Amendment to the Articles of Incorporation

4.	Matters Concerning the Convocation:

◎Exercise of Voting Rights by Proxy

If you elect to exercise your voting rights through proxy, you may delegate one shareholder who has voting rights as your proxy. In this case, the proxy is required to submit a Power of Attorney to the Company.

End

〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰〰

When attending the Meeting, please submit the enclosed Voting Rights Exercise Form at the reception desk.

Should any revisions be made to the Reference Documents for the Extraordinary General Meeting of Shareholders, such changes will be made available on the Company’s website (Company Website: https://www.aandt.co.jp/).

Notice of the resolutions of the Meeting will not be delivered, and the results of the Meeting will be made available on the Company’s website (Company Website: https://www.aandt.co.jp/).

<Preventive Measures Against the Spread of COVID-19>

The Company schedules to hold the Extraordinary General Meeting of Shareholders on Tuesday, December 22, 2020. In order to prevent the spread of COVID-19, and giving first prior to the safety of the shareholders, the Company will take the following measures upon the holding of the Meeting. We appreciate your understanding and cooperation.

＜Requests to our shareholders＞

●	In order to prevent spread of COVID-19, we kindly request that, wherever possible, you exercise your voting rights in advance in writing.
●	To the shareholders considering visiting the venue of the Meeting, we would like to kindly ask you to make your decision carefully by checking your health condition leading up to the day of the Meeting and the situation of infection.

We kindly request that elderly people who are thought to be heavily affected by COVID-19, those with underlying conditions, those who are pregnant and those who are not in good physical condition refrain from visiting the venue as much as possible.

●	The Company will conduct a body temperature check at the reception desk. Those with a fever over 37.5°C or those who have symptoms such as cough etc. may not be allowed to enter the venue of the Meeting. We kindly ask for your understanding in advance.
●	To the shareholders visiting the venue of the Meeting, we would like to kindly ask you to bring and wear face masks. The alcohol disinfectants are set at the reception desk and in the venue, we request your cooperation in using them for disinfecting your hands and fingers.
●	To ensure sufficient space between seats in the venue, the number of seats available will be significantly reduced. Accordingly, you may not be able to enter the venue even if you visit the venue on the day of the Meeting.

＜Measures in the Company＞

●	As a precautionary measure against infections, all of the directors and the staff in charge of running the Meeting will wear face masks.

●  In order to shorten the shareholders’ staying time in the venue of the Meeting, the Company will make efforts to run the Meeting smoothly.

●	From the viewpoint of reducing the risk of infections, the Company will not provide souvenirs or drinks.

In the event there will be any major changes in the proceeding of the Meeting due to the change of situation in the future, such changes will be made available on the Company’s website (Company Website: https://www.aandt.co.jp/).

Reference Documents for the Extraordinary General Meeting of Shareholders

No. 1: Approval of share exchange agreement between the Company and Tokuyama Corporation

The Company and Tokuyama Corporation (“Tokuyama”) resolved at meetings of Board of Directors of both companies held on October 28, 2020 to execute a share exchange agreement, whereby Tokuyama will be a wholly owning parent company of the Company and the Company will be a wholly owned subsidiary of Tokuyama (the “Share Exchange”), and on the same day, the Company executed a share exchange agreement with Tokuyama (the “Share Exchange Agreement”).

Therefore, we would like to request your approval of the Share Exchange Agreement.

Tokuyama plans to implement the Share Exchange in the form of a simplified share exchange (kan-i kabushiki kokan) pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, as amended; the same applies hereinafter), without a resolution of its general meeting of shareholders for the Share Exchange Agreement, and the Company plans to implement the Share Exchange, which is scheduled to be effective as of February 1, 2021, after the Share Exchange Agreement has been approved at the Meeting.

Prior to the effective date of the Share Exchange, common stock of the Company (the “Company Shares”) are scheduled to be delisted from the JASDAQ (Standard) market (“JASDAQ”) of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) as of January 28, 2021 (the last trading date of the Company Shares is scheduled to be January 27, 2021).

Reasons for conducting the Share Exchange, an outline of the contents of the Share Exchange Agreement, and other matters related to this proposal are provided below.

1.	Reasons for conducting the Share Exchange

Tokuyama was founded in Tokuyama Town (now Shunan City), Yamaguchi Prefecture in February 1918 as Nippon Soda Kogyo Co., Ltd. to domestically produce soda ash (sodium carbonate), for which Japan was dependent on imports at the time. Soda ash is a basic material for industry and was an essential material for the industrial development of Japan at the time. Tokuyama changed its company name to Tokuyama Soda Co., Ltd.

and entered the diversified inorganic chemicals and petrochemicals fields in 1936. In April 1994, Tokuyama changed its company name to its current Tokuyama Corporation and expanded into the fine chemicals and electronic materials fields, and celebrated its centennial on February 16, 2018. It has expanded its business globally, covering the semiconductor-related information and electronics fields (Specialty Products segment), the environment field’s cement business and recycling and environment business (Cement segment), and life and medical fields such as eyeglass lens materials and dental materials etc. (Life & Amenity segment) as its main business fields, in addition to its founding chemicals business (Chemicals segment). Tokuyama’s business model has been to create value alongside customers for over 100 years by leveraging its tangible and intangible assets such as unique technologies, highly competitive manufacturing hubs and its highly skilled personnel and organizations to provide products and services to the world in response to social needs, and Tokuyama believes these are the strengths of Tokuyama that it needs to continue refining. Tokuyama aims to continuously contribute to people’s happiness and social development by maximizing these strengths it has cultivated to date to continue creating and providing new value.

Tokuyama identified the following four priority issues in its current medium-term management plan “Cornerstone of Group’s Revitalization” announced on May 12, 2016 for the period from fiscal year ended March 2017 through fiscal year ending March 2021, and has been taking specific measures for each issue.

Priority issues	Measures
Change the Group’s organizational culture and structure	–	Steps will be taken to review personnel evaluation systems, actively promote the exchange of human resources between companies of Tokuyama group (the “Group”), and drastically reform structures and systems through a variety of initiatives including the vigorous introduction of outside personnel.
Rebuild the Group’s business strategies	–	The Group will strictly adhere to a customer-oriented approach on the conduct of its business activities. At the same time, the Group will transition to a research and development structure that is in tune with customers’ needs. Through these means, energies will be channeled toward cultivating new business domains that employ unique technologies.
	–	The Group will reinforce management resources including personnel and information through alliance with other companies.
Strengthen group management	–	Each company of the Group will once again clarify its role and position. Seeking to contribute to the Group’s growth strategy as well as the reduction of costs, particular emphasis will be placed on further strengthening the management of the Group as a whole.
Improve Tokuyama’s financial position	–	Every effort will be made to restore Tokuyama’s shareholders’ equity by steadily building up profits.
	–	Tokuyama will issue classified stock (preferred stock) to quickly stabilize Tokuyama’s financial position, thereby ensuring that the Group is well positioned to flexibly pursue opportunities including M&As that are designed to accelerate the pace of growth.

Of these, Tokuyama considers “Change the Group’s organizational culture and structure” the top priority issue, and aims to shift to a robust business structure that will enable continuous growth as a top manufacturer with the ability to manufacture products that are overwhelmingly superior to those of its competitors in the global market in terms of cost, functionality and quality by fostering a vibrant corporate culture where each employee carries out tasks independently and swiftly. The Medium-Term Management Plan has two pillars: “Transition to a robust business structure that is resilient against changes in its operating environment and capable of sustainable growth” and “Transition to a Group-wide low-cost structure by undertaking a comprehensive review of existing work practices”. In Chemicals segment and Cement segment, which are its traditional businesses fields, Tokuyama has avidly pursued improving the efficiency in order to become the top in Japan in terms of competitiveness, while in Specialty Products segment and Life & Amenities segment, which are its growth businesses, Tokuyama has leveraged the unique technologies developed in its traditional businesses and strived toward definitive profit growth through measures such as reviewing its R&D structure in order to become a global leader in advanced materials.

With regard to the business environment facing Tokuyama, the Specialty Products segment is performing steadily because of the increased telework and 5G-related semiconductor demand. By contrast, in the Chemicals segment and Cement segment, the revenue from those segments is showing a downward trend due to the decrease in sales volume triggered by the spread of COVID-19. The Life & Amenities segment has also been unable to escape the effects of the spread of COVID-19, with a temporary fall in dental material sales to Europe and the United States expected, and the businesses related to personal consumption such as the dental materials and eyeglass lens-related businesses are in a severe situation. Furthermore, in recent years, there has been an international request of creating a carbon-free and sustainable society. The three Tokuyama’s segments excluding the Life & Amenities segment are all energy-intensive businesses that rely on coal-fired power generation and although Tokuyama itself owns coal-fired power generation plants and this has been one of its strengths in the past, the current trend towards a carbon-free society requires Tokuyama to look at the entire Group from the longer-term perspective and reconsider what its businesses should be to enable it to continue achieving sustainable mid-to-long-term growth, and to this end, Tokuyama considers the examination and implementation of specific measures for these challenges as a matter of urgency.

The Company was founded in Fuchu City, Tokyo in May 1978 as Corporation Analytical Instruments Co., Ltd. to conduct clinical testing-related business. In April 1988, the predecessor of the Company was established as a joint venture company with Tokuyama Soda Co., Ltd., the forerunner to Tokuyama with which the Company had a business alliance with at the time, and the Company was established in April 1994 through the integration of the predecessor of the Company and the Medical Diagnostic Systems Division of Tokuyama. The Company was listed on JASDAQ of the Tokyo Stock Exchange in July 2003. The Company celebrated its 40th anniversary on May 25, 2018. The Company is currently engaged in the development, manufacturing, and customer support for products covering entire clinical laboratories (C (Chemicals), A (Analyzers), C (Computers), and L (Lab-Logistics)). The C (Chemicals) and A (Analyzers) fields involve the distribution of blood sugar, electrolytic and coagulation etc. diagnostic equipment and reagents that are used by medical institutions in Japan and abroad as part of its blood testing business. The C (Computers) field consists of the manufacture and distribution of laboratory information systems (LIS) that receive test requests from doctors, instruct testing devices to carry out tests and accurately and swiftly provide test results onto electronic medical records, etc. within medical institutions as part of its IT support business. The L (Lab-Logistics) field involves the manufacture and distribution of laboratory automation systems (LAS) that connect various clinical testing devices to computer-controlled conveyance lines, and automatically transports and measures all patient samples as part of its automation support business. The Company will untiringly continue to create value as a company that is capable of integrating these product groups and making new proposals to clinical sites and laboratories, having a corporate philosophy to “support medical care and contribute to people’s health around the world.”

The Company identified six main issues in its medium-term management plan “Creating a Structure for Sustained Growth” announced on February 8, 2018 for the period from fiscal year ended December 2018 through fiscal year ending December 2020, and has formulated a basic policy and key initiatives in relation to these issues.

(1)	Key objectives
(i)	Prepare for the fact that sales are concentrated on specific OEM clients
(ii)	Compensate for the decline in sales of some OEM clients, and secure new clients
(iii)	Increase gross profit (increase sales of original products)
(iv)	Reduce costs required to secure qualities of products
(v)	Put the business on the right track in the rapidly growing Chinese market
(vi)	Reform working styles and train personnel

(2)	Basic policy
(a)	Increase the sales ratio of its own products and improve profitability
(b)	Enhance business operations in China and boost the overseas sales ratio
(c)	Bolster cooperation between development and manufacturing sections and establish systems for the stable development and production of high-quality products
(d)	Carry out exhaustively reform of working styles and personnel training

(3)	Key initiatives
Blood testing business (C (Chemicals)	•	Prepare for the fall in sales with some OEMs by winning new OEMs and creating stable distribution channels with existing OEMs
and A (Analyzers))	•	Promote technology development to achieve cost reductions
	•	Build a high-quality production system by using the new building at the Esashi plant
IT and automation support business	<LIS>
(C (Computers) and L (Lab-Logistics))	•	Appeal to new customers through an expanded new product lineup
	•	Appoint dedicated staff to win new customers through direct sales
	•	Improve productivity by reducing outside work and increasing in-house production
＜LAS＞
	•	Introduce additional lineups to boost competitiveness and expand sales
	•	Establish packaged sales OEM business in order to achieve stable sales in the Chinese market
	•	Establish the product support system for the business in China
For blood testing, IT and automation support businesses	•	Create a structure to link development, manufacturing and services in order to improve quality

	•	Focus on sales of its own products
Working styles and train personnel	•	Consolidate and systemize systems and programs of personnel training and seek to improve personnel training
	•	Introduce a new career path system and implement appropriate placement of personnel
	•	Introduce a regional permanent employee system to boost productivity

With regard to the business environment facing the Company, with respect to the blood testing business (C (Chemicals) and A (Analyzers)), as described above, the implementation of the key initiatives in response to the current situation where sales are concentrated on specific OEM clients may cause a fall in sales to some OEMs. In addition, the domestic electrolyte and glucose, etc. testing market (note) has peaked, while growth overseas, especially in China, is striking. For the IT and automation support businesses (C (Computers) and L (Lab-Logistics)), while the domestic market size and competition is largely unchanged and stable, overseas demand centering on LAS is high. On the other hand, successful development of business in China in particular requires a wealth of knowledge and information, know-how and networking, and given the limitations on implementing further developments in China on its own, substantial cost and time is required to find a suitable business alliance partners, build strong ties, and then link these to actual business.

Note: The market of equipment and reagents necessary for the analysis of electrolyte and blood sugar which are one of the items for biochemical tests, in blood tests.

Tokuyama recorded a large loss in its overseas business in the fiscal year ended March 31, 2015 and the fiscal year ended March 31, 2016 and resulted in a managerial crisis. In response to such crisis, Tokuyama formulated the current medium-term management plan for revitalization titled “Cornerstone of Group’s Revitalization,” and re-evaluated its Group companies in line with “Strengthen Group management,” one of the priority subjects in the management plan stated above. This led to Tokuyama, which had long been reliant on coal-powered energy generation, realizing that it was imperative to bolster its health care business in the Life & Amenities segment, which has the potential for becoming a growing market and is not dependent on coal-powered energy generation while allowing Tokuyama to leverage its unique technologies cultivated in its research and development field, as part of a fundamental review of its portfolio in order to achieve growth amid the global move towards the creation of a carbon-free and sustainable society. As part of this, Tokuyama expected the Company, whose challenge was the expansion of business overseas, as having potential to further improve its profitability by utilizing Tokuyama’s overseas sales channel and network and enhancing the joint R&D efforts with Tokuyama that has close affinity with the Company’s C (Chemicals) business, and started to examine improvement measures centering on the Company’s C (Chemicals) business in particular due to its close affinity with Tokuyama since September, 2018. Through this process and after consulting with the Company, Tokuyama found it shared similar views with the Company about the above key objectives of the Company, and came to believe it could help, especially in the overseas market where the Company aims for further growth through its business development, resolve the issues of the Company by providing Tokuyama’s own abundant overseas sales channel and network and know-how Tokuyama has acquired through research and development, such as knowledge regarding important development themes and results of its development, to the fullest extent with the Company. Thereafter, through Tokuyama’s searching for strategies to strengthen the Life & Amenities segment, Tokuyama discovered that there were certain limits to the financial and personnel support it could provide to the Company under their current capital relationship, because the Companies have to take into consideration the interests of the minority shareholders in the Company in the short run while it would take a considerable amount of time to achieve certain results after the implementation of those initiatives by jointly contributing their managerial resources while the Company still remains listed, and because the contribution to the profit of Tokuyama would be limited even if Tokuyama’s injection of its managerial resources enhanced the Company’s profit. In addition, although Tokuyama had found that the manufacturing technology and know-how of the Company might be of use in Tokuyama’s products and manufacturing equipment, Tokuyama realized that there are certain limitation to asking the Company for getting involved in Tokuyama’s business proactively given that it is not easy for the Company to use its resources for the cooperation with Tokuyama in addition to its own business in a situation where the Company’s resources are limited as a listed company with independent business operations that also has to consider the interests of minority shareholders, and there were also restrictions on support from Tokuyama. Tokuyama determined that making the Company a wholly owned subsidiary of Tokuyama would remove the above restrictions and render possible proactive financial and personnel support, and that using the Company’s manufacturing technology and know-how in products and manufacturing equipment sold by Tokuyama would improve the corporate value of the Company by resolving the issues facing the Company and also improve the corporate value of the entire Tokuyama Group, and to this end, made an initial offer to the Company in April 2020 for the commencement of discussions to make the Company a wholly owned subsidiary.

As stated above, the Company came to believe, even before the offer from Tokuyama and following the discussions it had with Tokuyama to share its understanding of the key issues it faced, that given that there would be, with its limited business resources, substantial hurdles and uncertainties in developing overseas sales channel and network by itself and conducting research and development of new products upon implementing the basic policy described in (2) above and the key initiatives described in (3) above, receiving proactive support from Tokuyama, such as utilizing Tokuyama’s sales channel and network and sharing the findings and the research results in the C (Chemicals) field, would be a significant driver to steadily pursue these initiatives. Given these circumstances, the Company stated in response to the initial offer from Tokuyama that it would positively consider becoming a wholly owned subsidiary of Tokuyama, and agreed to continue discussions.

Thereafter, as described in (i) Basis and Reason for Calculation of the Allotment Concerning the Share Exchange in 3.(1)(II) “Basis for Calculation of the Allotment Concerning the Share Exchange” below, Tokuyama subsequently engaged external experts and proceeded with further consideration and made a formal proposal to the Company at the end of July 2020 to make it a wholly owned subsidiary through a share exchange. The Company then established its own review structure such as by appointing an outside expert as described in (i) Basis and Reason for Calculation of the Allotment Concerning the Share Exchange in 3.(1)(II) “Basis for Calculation of the Allotment Concerning the Share Exchange” below, and Tokuyama and the Company each continued to deepen their consideration of the Share Exchange while simultaneously conducting repeated discussions and negotiations.

This led to the firm belief of Tokuyama that deepening capital ties between the

Companies by making the Company a wholly owned subsidiary through the Share Exchange would remove the issues, such as requirement of considering the short-term interests of the minority shareholders in the Company and limitation on the contribution to Tokuyama’s profit even with its proactive injection of managerial resources, caused by the existence of minority shareholders in the Company, and allow it to aggressively inject managerial resources into the Company without restrictions on support, thereby significantly contributing to the resolution of the various issues facing the Company and improving the Company’s corporate value. At the same time, this would also make it easier to use the Company’s manufacturing technology and know-how in Tokuyama’s business and boost Tokuyama’s health care business in the Life & Amenities segment with the Company at its core, consequently improving Tokuyama’s corporate value in line with its aim of building a carbon-free and sustainable society. For its part, the Company concluded that the formation of a structure that would allow it to receive proactive support from Tokuyama would enable it to effectively and steadily pursue the basic policy described in (2) above and the key initiatives described in (3) above in its current medium-term business plan, and the resolution of the conflict of interest issue caused by the existence of minority shareholders would remove the pressure to always pursue short-term profit, making it possible to pursue a growth strategy from a medium to long-term perspective. It would also remove costs necessary to maintain its listing and allow it to apply such capital to growth investment, and all these factors combined would help it more steadily improve the corporate value of the Company even in a challenging business environment. Tokuyama and the Company have exchanged and shared their conclusions with each other and share a common understanding.

Tokuyama and the Company intend to in principle maintain the current management structure of the Company after the implementation of the Share Exchange, and mutually utilize the managerial resources such as networks, development capabilities, know-how etc. of the Companies to improve the corporate value of the Companies. Specific management policies have not yet been determined, but Tokuyama and the Company intend to continue discussions.

2.	Contents of the Share Exchange Agreement

The contents of the Share Exchange Agreement dated October 28, 2020 between the Company and Tokuyama are as provided below.

Share Exchange Agreement (Copy)

Tokuyama Corporation (“Tokuyama”) and A&T Corporation (“A&T”) hereby enter into this share exchange agreement (the “Agreement”) as follows dated October 28, 2020 (the “Execution Date”).

Article 1      Share Exchange

Tokuyama and A&T shall conduct a share exchange in accordance with the terms of this Agreement in which Tokuyama will be the wholly owning parent company resulting from share exchange and A&T will be the wholly owned subsidiary resulting from share exchange (the “Share Exchange”) and Tokuyama shall acquire all of the issued shares of A&T (excluding shares in A&T held by Tokuyama; the same applies hereinafter).

Article 2      Trade names and addresses of wholly owning parent company resulting from share exchange and wholly owned subsidiary resulting from share exchange

The trade names and addresses of Tokuyama (wholly owning parent company resulting from share exchange) and A&T (wholly owned subsidiary resulting from share exchange) are as follows:

(1)	Tokuyama (wholly owning parent company resulting from share exchange)

Trade name: Tokuyama Corporation

Address: 1-1 Mikagecho, Shunan-shi, Yamaguchi

(2)	A&T (wholly owned subsidiary resulting from share exchange)

Trade name: A&T Corporation

Address: 2023-1 Endo, Fujisawa-shi, Kanagawa

Article 3      Shares to be delivered upon the Share Exchange and allotment thereof

1.	Upon the Share Exchange, Tokuyama shall deliver the common stock of Tokuyama to shareholders of A&T (meaning the shareholders of A&T after the cancellation of treasury shares of A&T pursuant to Article 10, excluding Tokuyama; the “Qualifying Shareholders”) as of the point in time immediately before the time at which Tokuyama acquires all of the issued shares of A&T through the Share Exchange (the “Base Time”), in the number obtained by multiplying the total number of common stock of A&T held by the Qualifying Shareholders by 0.68, in exchange for the common stock of A&T held by the Qualifying Shareholders.
2.	In regard to the allotment of common stock of A&T pursuant to the foregoing paragraph, Tokuyama shall allot common stock of Tokuyama at a ratio of 0.68 shares of Tokuyama for each common stock of A&T held by the Qualifying Shareholders to the Qualifying Shareholders.
3.	If the number of common stock of Tokuyama to be allotted pursuant to the provisions of the preceding two paragraphs includes fractions of less than one share, Tokuyama shall dispose of that fractions of a share in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

Article 4      Amounts of stated capital and capital reserves of Tokuyama

Tokuyama shall appropriately determine the amounts of increase in its stated capital and capital reserves due to the Share Exchange in accordance with Article 39 of the Ordinance on Company Accounting.

Article 5      Effective Date

The effective date of the Share Exchange (the “Effective Date”) shall be February 1, 2021; provided however, Tokuyama and A&T may change the Effective Date after consulting and agreeing to do so, if necessary, due to the status of progress of procedures for the Share Exchange or other reasons.

Article 6      Approval of general meeting of shareholders

1.	Pursuant to Article 796, Paragraph 2 of the Companies Act, Tokuyama shall conduct the Share Exchange without obtaining the approval of a meeting of its general meeting of shareholders of this Agreement; provided, however, that if it becomes necessary to obtain the approval of a meeting of its general meeting of shareholders of this Agreement pursuant to Article 796, Paragraph 3 of the Companies Act, Tokuyama shall convene a general meeting of shareholders no later than the day before the Effective Date and request the approval of its general meeting of shareholders of this Agreement under Article 795, Paragraph 1 of the Companies Act.
2.	A&T shall request the approval of its extraordinary general meeting of shareholders scheduled for December 2020 of this Agreement under Article 783, Paragraph 1 of the Companies Act.
3.	If necessary due to the status of progress of procedures for the Share Exchange or other reasons , Tokuyama and A&T may change the procedure provided for in the preceding two paragraphs by agreement after consulting and agreeing to do so.

Article 7      Amendments of articles of incorporation

At A&T’s extraordinary general meeting of shareholders set out in Article 6.2, A&T shall put forth a proposal that its articles of incorporation be amended as set out in the Appendix as of the Effective Date, on the condition that the Share Exchange takes effect.

Article 8      Duty of Due Care of a good manager etc.

From the Execution Date until the Effective Date, Tokuyama and A&T shall conduct their businesses and manage and administer their assets with the due care of a good manager, and shall consult with and obtain the written agreement of the other party in advance when conducting any act that might have a material effect on their assets, rights, or obligations, or when planning to conduct any act that might have a material effect on the implementation of the Share Exchange or the terms of the Share Exchange (excluding any acts explicitly set out in this Agreement).

Article 9      Dividend of surplus etc.

1.	Tokuyama may distribute up to 35 yen per common stock as a dividend of surplus to its shareholders and registered share pledgees of shares stated or recorded in its final shareholder registry as of September 30, 2020.
2.	A&T may distribute up to 24 yen per common stock as a dividend of surplus to its shareholders and registered share pledgees stated or recorded in its final shareholder registry as of December 31,

2020.
3.	Except for the cases provided for in the foregoing two paragraphs, after the Execution Date, Tokuyama and A&T shall not pass a resolution for dividends of surplus for which the record date is any day prior to the Effective Date or a resolution for an acquisition of treasury shares for which the acquisition date is any day prior to the Effective Date (unless such acquisition is required due to the exercise of rights by shareholders in accordance with applicable laws and ordinances.

Article 10     Cancellation of A&T’s treasury shares

A&T shall, at the Base Time, cancel all treasury shares it holds as of the Base Time (including its treasury shares acquired by A&T pursuant to a share purchase demand by dissenting shareholders provided in Article 785, Paragraph 1 of the Companies Act made in relation to the Share Exchange) by a resolution of a board of directors meeting of A&T held by the day immediately proceeding the Effective Date.

Article 11     Amendments, etc. to this Agreement

If a material change in the financial status or business performance of either Party occurs or is discovered, an event that might materially impede the execution of the Share Exchange occurs or is discovered, or it otherwise becomes difficult to achieve the purpose of the Share Exchange (including the case where it becomes certain that any of the matters provided for in Article 12(1) through (3) occurs), Tokuyama and A&T may, from the Execution Date until the Effective Date, amend the terms of the Share Exchange or other content of this Agreement, or call off the Share Exchange or cancel this Agreement after consulting and agreeing to do so.

Article 12     Effectiveness of this Agreement

This Agreement shall cease to be effective if any of the following applies:

(1)	In the event it becomes necessary for Tokuyama to obtain the approval of its general meeting of shareholders pursuant to the proviso of Article 6, Paragraph 1, but Tokuyama is unable to obtain the approval in such proviso at its extraordinary meeting of shareholders by the day immediately preceding the Effective Date;
(2)	In a case where A&T is unable to obtain the approval of its extraordinary general meeting of shareholders provided for in Article 6.2 by the day immediately preceding the Effective Date;
(3)	If approvals, etc. from relevant authorities required before the Effective Date for the implementation of the Share Exchange pursuant to domestic and overseas laws and regulations, etc. are not obtained (including the cases where the waiting period for filings by Tokuyama relating to the Share Exchange pursuant to the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947) does not end by the day immediately preceding the Effective Date, or any measures or procedures such as a cease and desist order that prevents the Share Exchange are taken by the Japan Fair Trade Commission); or
(4)	This Agreement is cancelled in accordance with Article 11.

Article 13     Governing law and jurisdiction

1.	This Agreement shall be governed by and construed in accordance with the laws of Japan.
2.	The Tokyo District Court shall have exclusive jurisdiction as the court of first instance over all disputes arising between Tokuyama and A&T in relation to this Agreement.

Article 14     Good faith consultation

Matters that are not provided for in this Agreement or issues over the interpretation of this Agreement shall be resolved through good faith consultation between Tokuyama and A&T in accordance with the purposes of this Agreement.

IN WITNESS WHEREOF, this Agreement has been prepared in two originals, to which each Party has affixed its name and seal, and each Party retains one original.

October 28, 2020

Tokuyama	1-1 Mikagecho, Shunan-shi, Yamaguchi
Tokuyama Corporation
Hiroshi Yokota, president [Seal]

A&T	2023-1 Endo, Fujisawa-shi, Kanagawa

A&T Corporation
Shigetaka Misaka, Chief Executive Officer [Seal]

(Appendix)

(Underlines denote amended parts)

Current	Proposed amendment

(Record Date for Annual General Meeting of Shareholders)

Article 13 The record date for voting rights for the annual general meeting of shareholders of the Company shall be December 31.

Articles 14 through 38 (omitted)

(Deleted) Articles 13 through 37 (omitted)

3.	Matters regarding appropriateness of consideration for exchange
(1)	Matters regarding appropriateness of number of shares and allotment as consideration for exchange
(I)	Allotment in the Share Exchange
Company name	Tokuyama (wholly owning parent company in share exchange)	The Company (wholly owned subsidiary in share exchange)
Ratio of allotment in the Share Exchange	1	0.68
Number of shares to be delivered upon the Share Exchange	Common stock of Tokuyama: 2,543,952 shares (scheduled)

(Note 1)     Share allotment ratio

0.68 shares of common stock of Tokuyama (the “Tokuyama Shares”) will be allotted and delivered in exchange for each share of the Company Shares; provided,

however, that no shares will be allotted in the Share Exchange for the Company Shares held by Tokuyama (2,515,700 shares as of October 28, 2020). Tokuyama and the Company may consult and agree to change the ratio of allotment in the Share Exchange (the “Share Exchange Ratio”) described in the table above in the event of any material changes to the conditions that served as the basis of the calculation.

(Note 2)     Number of Tokuyama Shares to be delivered upon the Share Exchange

Upon the Share Exchange, Tokuyama plans to allot and deliver the number of shares of Tokuyama calculated based on the Share Exchange Ratio described in the table above to the shareholders of the Company (excluding Tokuyama) as of the time immediately preceding the time when Tokuyama acquires all issued shares of the Company (excluding the Company Shares held by Tokuyama; the “Base Time”) in exchange for the Company Shares held by such shareholders. The Tokuyama Shares to be allotted and delivered will comprise new shares to be issued by Tokuyama and treasury shares of Tokuyama (385,018 shares as of September 30, 2020).

In accordance with a resolution of the meeting of the Board of Directors that will be held prior to the day immediately preceding the effective date of the Share Exchange, the Company will cancel all of its treasury shares it holds at the time immediately preceding the Base Time (including the treasury shares to be acquired by the Company through the purchase of shares pertaining to the dissenters’ appraisal right exercised pursuant to the provisions of Article 785, Paragraph 1 of the Companies Act upon the Share Exchange). The total number of common stock to be allotted and delivered upon the Share Exchange may be subject to change in the future due to reasons such as the acquisition or cancellation of the treasury shares by the Company.

(Note 3)     Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)

The shareholders of the Company who will hold shares of Tokuyama constituting less than one (1) unit (shares less than 100 shares) upon the Share Exchange will be entitled to use the following systems concerning shares of Tokuyama. Shareholders cannot sell shares constituting less than one (1) unit in the financial instruments exchange market.

(i)	Further purchase (kaimashi) of shares constituting less than one (1) unit

(purchase to reach a total of 100 shares)

A system whereby holders of shares of Tokuyama constituting less than one (1) unit may request Tokuyama to sell, and may purchase from Tokuyama, the number of common stock that will achieve a total of one (1) unit (tangen) together with the number of shares constituting less than one (1) unit held by such shareholder pursuant to the provisions of Article 194, Paragraph 1 of the Companies Act and Article 10 of the Articles of Incorporation of Tokuyama.

(ii)	Purchase (kaitori) by Tokuyama of shares constituting less than one (1) unit (sale by a shareholder of shares less than 100 shares)

A system whereby holders of shares of Tokuyama constituting less than one (1) unit may request Tokuyama to purchase, and may sell to Tokuyama, the shares constituting less than one (1) unit held by such shareholder pursuant to the provisions of Article 192, Paragraph 1 of the Companies Act.

(Note 4)     Treatment of any fractions of less than one (1) share

With respect to the shareholders of the Company who would receive an allotment and delivery of Tokuyama Shares including fractions of less than one (1) share of Tokuyama upon the Share Exchange, Tokuyama will sell Tokuyama Shares equal to the total number of those fractions of less than one (1) share (any fractions of less than one (1) share in the total number being rounded down to the nearest whole number) and deliver the sales proceeds to each of such shareholders in proportion to the value of such fractions of less than one (1) share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(II)	Basis for Calculation of the Allotment Concerning the Share Exchange

(i) Basis and Reason for Calculation of the Allotment Concerning the Share Exchange

As explained in 1. “Reason for conducting the Share Exchange” above, Tokuyama made a formal proposal to the Company for the Share Exchange at the end of July 2020, and after repeated sincere discussions and negotiations between the Companies, Tokuyama and the Company reached a conclusion that Tokuyama making the Company a wholly owned subsidiary would be the best course of action to improve the corporate value of the Companies.

In order to ensure the fairness and validity in their decisions of the Share Exchange Ratio, the Companies decided to have third-party valuation institutions independent of the Companies calculate the Share Exchange Ratio respectively. Tokuyama appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and the Company appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) as their respective financial advisors and third-party valuation institutions.

As described in (3)(I) “Measures to Ensure Fairness” below, based on the valuation report concerning the Share Exchange Ratio received on October 27, 2020 from Nomura Securities, which is a third-party valuation institution, and based on advice from Mori Hamada & Matsumoto, Tokuyama’s legal advisor, after careful negotiations and discussions, Tokuyama came to the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Tokuyama. Accordingly, Tokuyama came to the conclusion that conducting the Share Exchange with the Share Exchange Ratio is appropriate.

As described in (3)(I) “Measures to Ensure Fairness” below, based on the valuation report concerning the share exchange ratio received on October 27, 2020 from Mizuho Securities, which is a third-party valuation institution, based on advice from Anderson Mori & Tomotsune, the Company’s legal advisor, and based on instruction, advice, and the response to referrals (toshinsho) from a special committee (the “Special Committee”) consisting of independent members who do not have any interests with Tokuyama, which is the controlling shareholder (details of the Special Committee are as described in (3)(II) “Measures to Avoid Conflicts of Interest” below), after careful negotiations and discussions, the Company came to the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of the Company, and to the conclusion that conducting the Share Exchange with the Share Exchange Ratio is appropriate.

In addition to the foregoing, each of the Companies engaged in careful review based on the results of the due diligence conducted by each company with respect to the other company, and engaged in negotiations and discussions while taking into consideration the financial condition, business performance trends, share price trends, and other factors related to the other company. As a result, the Companies came to the conclusion that the Share Exchange Ratio is appropriate and contributes to the interests of their respective shareholders, and therefore, the Companies agreed to implement the Share Exchange with the Share Exchange Ratio.

The Share Exchange Ratio may be subject to change upon consultation and mutual agreement between the Companies in the case of any material changes to the conditions that served as the basis of the calculation.

(ii) Matters Concerning Calculation

(a)	Names of the valuation institutions and their relationships with the Companies

Both Nomura Securities, which is acting as a third-party valuation institution of Tokuyama, and Mizuho Securities, which is acting as a third-party valuation institution of the Company, are valuation institutions independent of Tokuyama and the Company, are not related parties of Tokuyama and the Company, and do not have any material interest to be noted in connection with the Share Exchange.

(b)	Outline of Calculation

As Tokuyama is listed on a financial instruments stock exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (the record date for calculation was set as October 27, 2020 and each of the following closing prices were adopted for calculation: the closing share price of Tokuyama quoted on the Tokyo Stock Exchange on the record date for calculation, the average closing price over the period of the most recent five (5) business days from October 21, 2020 to the record date for calculation, the average closing price for the most recent one-month period from September 28, 2020 to the record date for calculation, the average closing price for the most recent three-month period from July 28, 2020 to the record date for calculation, and the average closing price for the most recent six-month period from April 28, 2020 to the record date for calculation). In addition, in order to take into account the state of future business operations in the evaluation, the Discount Cash Flow Method (the “DCF Method”) was adopted for the calculation.

As the Company is listed on a financial instruments stock exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (the record date for calculation was set as October 27, 2020 and each of the following closing prices were adopted for calculation: the closing share price of the Company quoted on the Tokyo Stock Exchange on the record date for calculation, the average closing price over the period of the most recent five (5) business days from October 21, 2020 to the record date for calculation, the average closing price for the most recent one-month period from September 28, 2020 to the record date for calculation, the average closing price for the most recent three-month period from July 28, 2020 to the record date for calculation, and the average closing price for the most recent six-month period from April 28, 2020 to the record date for calculation). In addition, as there are multiple listed companies comparable with the Company, and it is possible to infer the Company’s share value through comparing comparable companies, the comparable company analysis was adopted for the calculation. Additionally, in order to take into account the state of future business operations in the evaluation, the DCF Method was adopted for the calculation.

The following shows the assessment ranges for the Company that were derived from each calculation method, when the share value per share of Tokuyama is set at one (1).

Methodology adopted		Range of calculation of Share Exchange Ratio
Tokuyama	The Company
Average Market Price Analysis	Average Market Price Analysis	0.51～0.61
Average Market Price Analysis	Comparable Company Analysis	0.43～0.75
DCF Method	DCF Method	0.50～0.73

In calculating the share exchange ratio, Nomura Securities used public information and information which was provided to Nomura Securities without any independent verification of accuracy and completeness on the assumption that the information is accurate and complete. Nomura Securities did not independently perform any valuation, appraisal or assessment of assets and liabilities (which include derivatives, off-balance sheet assets and liabilities and other contingent liabilities) of both Companies and their affiliates, including the analysis or valuation of individual assets or liabilities, nor separately request any third-party institution to make such appraisal or assessment. Nomura Securities assumed that the financial projections (including profit plans and other information) of the Company had been reasonably reviewed and prepared based on the best and faithful projection and judgment currently available to the management of the Company at this time. The calculation by Nomura Securities is based on the information available to Nomura Securities and economic conditions as of October 27, 2020, and the purpose of the calculation by Nomura Securities is only to serve as reference for the Board of Directors of Tokuyama in reviewing the Share Exchange Ratio.

The earnings plans of Tokuyama and the Company used by Nomura Securities as the basis for the DCF Method do not include any other fiscal years in which a significant increase or decrease in earnings is expected. Additionally, those business plans are not based on the premise that the Share Exchange is implemented.

As Tokuyama is listed on the First Section of the Tokyo Stock Exchange and the Company is listed on the JASDAQ of Tokyo Stock Exchange and a market share price exists for each of the Companies, Mizuho Securities adopted the average market price analysis for its calculation, and as there are multiple listed companies with businesses comparable to the Companies and it is possible to infer their share value through comparable company analysis, the comparable company analysis was adopted for its calculation, and in order to take into account the state of future business operations of the Companies in the evaluation, the DCF Method was adopted for its calculation.

In the average market price analysis, Mizuho Securities set October 27, 2020 as the record date for calculation and used the closing share price of both companies quoted on the Tokyo Stock Exchange on the record date and the simple average closing price over the period of the most recent one-month period, three-month period and six-month period from the record date for its calculation.

In the comparable company analysis, for Tokuyama, Shin-Etsu Chemical Co., Ltd., Tosoh Corporation, Kaneka Corporation, Toagosei Co., Ltd., Osaka Soda Co., Ltd., Denka Company Limited and Mitsubishi Materials Corporation were selected as similar listed companies relatively comparable to Tokuyama based on factors such as a similar business profile, profit/loss and financial condition, and the corporate value of Tokuyama analyzes using its EBITDA multiple. For the Company, Sysmex Corporation, Techno Medica Co., Ltd, Eiken Chemical Co., Ltd. Nissui Pharmaceutical Co., Ltd. and Kainos Laboratories, Inc. were selected as similar listed companies relatively comparable to the Company based on factors such as a similar business profile, profit/loss and financial condition, and the corporate value of the Company analyzed using its EBITDA multiple. A range of 0.48 – 0.71 was calculated as the Share Exchange Ratio range based on these results.

In the DCF Method, the corporate value of Tokuyama was evaluated by considering a number of factors such as the financial forecasts for fiscal year ended March 2021 through fiscal year March 2024 prepared by Tokuyama, its latest performance trends and publicly available information and finding the present value of future free cash flow using a specific discounted ratio based on reasonable assumptions. The discounted ratio used was 5.80% – 6.80%, and the perpetual growth method was used to calculate a going concern value, with the perpetual growth ratio of -0.50% – 0.50% being used. The corporate value of the Company was evaluated by finding the present value of the future free cash flow based on the financial forecasts for fiscal year ended December 2020 through fiscal year ended December 2023 prepared by the Company using a specific discounted ratio. The discounted ratio used was 4.90% – 5.90%, and the perpetual growth method used to calculate a going concern value, with the perpetual growth ratio of -0.50% – 0.50% being used. Based on these results, the range of the Share Exchange Ratio was calculated as 0.41 – 0.75.

In calculating the Share Exchange Ratio above, Mizuho Securities relied on information that was provided to Mizuho Securities by the Companies and publicly available information on the assumption that the information is accurate and complete and there are no facts or the like undisclosed to Mizuho Securities that may have a material effect on the calculation of the Share Exchange Ratio. Mizuho Securities did not independently verify the accuracy or completeness of such information. Mizuho Securities did not perform any independent valuation, appraisal, or assessment of assets and liabilities (which include off-balance-sheet assets and liabilities and other contingent liabilities) of the Companies and their subsidiaries and affiliates, including the analysis or valuation of individual assets or liabilities, nor separately request any third-party institution to make such appraisal or assessment. Mizuho Securities also assumed that the business outlook and financial projections (including profit plans and other information) of the Companies had been reasonably and appropriately prepared based on the best and faithful projection and judgment currently available to the management of the Companies at this time.

The business plans of the Companies on which Mizuho Securities based the adoption of the DCF Method do not include any fiscal years in which a significant increase or decrease in earnings is expected. Additionally, those earnings forecasts are not based on the premise that the Share Exchange is implemented.

The calculation results for the Share Exchange Ratio submitted by Mizuho Securities do not express any opinion on the fairness of the Share Exchange Ratio for the Share Exchange.

The following shows the assessment ranges for the Company that were derived from each calculation method, when the share value per share of Tokuyama is set at one (1).

Methodology adopted	Range of calculation of Share Exchange Ratio
Market Price Analysis	0.51～0.61
Comparable Company Analysis	0.48～0.71
DCF Method	0.41～0.75
(2)	The reason the Company selected the Tokuyama Shares as consideration for exchange

The Company and Tokuyama selected the Tokuyama Shares as consideration for exchange.

The Company concluded that the decision of selecting the Tokuyama Shares as the consideration for exchange is appropriate because the Tokuyama Shares are listed on the First Section of Tokyo Stock Exchange, and will remain tradable on the First Section of Tokyo Stock Exchange on and after the effective date of the Share Exchange, and thus it can be expected that the Shareholders of the Company will enjoy the synergy generated from the Share Exchange.

Upon the Share Exchange, Tokuyama will become the wholly owning parent company of the Company on the effective date (February 1, 2021), and the common stock of the

Company, which will become the wholly owned subsidiary of Tokuyama, will be delisted as of January 28, 2021 (the last trading date will be January 27, 2021) in accordance with the JASDAQ criteria for delisting. After the delisting, it will be impossible to trade the Company Shares on JASDAQ. Even after the delisting of the Company Shares, Tokuyama Shares that will be delivered in consideration of the Share Exchange will remain listed on the First Section of Tokyo Stock Exchange, and remain tradable on the First Section of Tokyo Stock Exchange on and after the effective date of the Share Exchange. Therefore, Tokuyama believes that for each shareholder of the Company who holds not less than 148 shares of the Company Shares at the Base Time and will receive, upon the Share Exchange, an allotment of not less than 100 shares of Tokuyama Shares, which is the number of shares constituting one (1) unit of Tokuyama, although it is possible that such shareholder may receive allotment of a portion of shares constituting less than one (1) unit in accordance with the number of shares of the Company held by that shareholder, it will still be possible to trade shares constituting one (1) unit or greater on the First Section of Tokyo Stock Exchange, and liquidity of shares will be ensured.

However, each shareholder of the Company who holds less than 148 shares of the Company Shares at the Base Time will be allotted Tokuyama Shares in a number that is less than the number of shares constituting one (1) unit of Tokuyama. Shareholders who will hold shares constituting less than one (1) unit of Tokuyama cannot sell such shares constituting less than one (1) unit on the First Section of Tokyo Stock Exchange. However, each shareholder who will hold shares constituting less than one (1) unit may request Tokuyama to purchase the shares constituting less than one (1) unit held by such shareholder or such shareholders may purchase additional shares from Tokuyama. For the details of such treatment, see (Note 3) “Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)” in (1)(I) “Allotment in the Share Exchange” above.

For the details in the case where the number of shares of Tokuyama to be delivered upon the Share Exchange includes any fractions of less than one (1) share, see (Note 4) “Treatment of any fractions of less than one (1) share” in (1)(I) “Allotment in the Share Exchange” above.

(3)	Matters considered to avoid harming the interests of shareholders of the Company
(I)	Measures to Ensure Fairness

Upon considering the Share Exchange, since Tokuyama already owns 2,515,700 shares of the Company Shares (as of June 30, 2020; 40.20% of 6,257,900 shares, which is the total number of issued and outstanding shares (rounded to two decimal places; the same applies to calculations of shareholding ratios hereinafter)), the Company is the consolidated subsidiary of Tokuyama and some directors of the Company are from Tokuyama, Tokuyama and the Company have determined that it is necessary to ensure the fairness of the Share Exchange from the perspective of avoiding doubts concerning conflicts of interest and have implemented the following measures:

(i) Obtainment of Valuation Report from Independent Third-Party Valuation Institution

Tokuyama has received submission of a valuation report dated October 27, 2020 from Nomura Securities, which is a third-party valuation institution independent from Tokuyama and the Company, concerning the share exchange ratio in order to ensure fairness and appropriateness of the share exchange ratio to be used upon the Share Exchange. For an outline of the valuation report, see (ii) “Matters Concerning Calculation” in (1)(II) “Basis for Calculation of the Allotment Concerning the Share Exchange” above. Tokuyama has not received an opinion (fairness opinion) from Nomura Securities to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

The Company has received submission of a valuation report dated October 27, 2020 from Mizuho Securities, which is a third-party valuation institution independent from Tokuyama and the Company, concerning the share exchange ratio in order to ensure fairness and appropriateness of the share exchange ratio to be used upon the Share Exchange. For an outline of the valuation report, see (ii) “Matters Concerning Calculation” in (1)(II) “Basis for Calculation of the Allotment Concerning the Share Exchange” above. The Company has not received an opinion (fairness opinion) from Mizuho Securities to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

(ii) Advice from Independent Law Firms

Tokuyama appointed Mori Hamada & Matsumoto, as Tokuyama’s legal advisor, and Tokuyama received legal advice concerning the decision-making methods and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Mori Hamada & Matsumoto is independent of Tokuyama and the Company and have no material interest in either of the Companies.

The Company appointed Anderson Mori & Tomotsune, as the Company’s legal advisor, and the Company received legal advice concerning the decision-making methods and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Anderson Mori & Tomotsune is independent of Tokuyama and the Company and have no material interest in either of the Companies.

(II)	Measures to Avoid Conflicts of Interest

Since Tokuyama is already the controlling shareholder of the Company, holding 2,515,700 shares of the Company Shares (as of June 30, 2020; 40.20% of 6,257,900 shares, which is the total number of issued shares of the Company (including indirect shareholding)) and some directors of the Company are from Tokuyama, the Company has employed the following measures from the perspective of avoiding doubts concerning conflicts of interest in connection with the Share Exchange.

(i) Obtainment by the Company of a Response to Referrals (toshinsho) from a Special Committee that has No Conflicts of Interest

With the aim of taking great care over its decision making for the Share Exchange, eliminating any possibility of arbitrariness and conflict of interest in the decision-making process of its Board of Directors as well as ensuring the fairness of the decision-making process, and to confirm that there was no disadvantage to its minority shareholders from the decision of its Board of Directors to conduct the Share Exchange, the Company established the Special Committee formed of three people, none of whom has interest in Tokuyama: Jun Mitani (attorney at Mitani Total Law Office) and Akira Tori (certified public accountant at Torii CPA Office), each, an audit and supervisory committee member and outside director of the Company registered with the Tokyo Stock Exchange as an independent director, and Ryo Suzuki (attorney at City-Yuwa

Partners), an outside expert with no interest in Tokuyama or the Company, and asked the Special Committee for its advice on (i) whether the purpose of the transaction proposed for the deal to make the Company a wholly owned subsidiary of Tokuyama through the Share Exchange from Tokuyama to the Company and other means (the “Transaction”) will be reasonable (including whether the Transaction will enhance the corporate value of the Company), (ii) whether the fairness of the terms of the Transaction (including the Share Exchange Ratio for the Share Exchange) will be ensured, (iii) whether sufficient consideration will have been given to the interests of shareholders of the Company through fair procedures for the Transaction, and (iv) in addition to (i) through (iii) above, whether it can be said that the Transaction will not be disadvantageous to minority shareholders ((i) through (iv) are collectively, the “Advisory Matters”).

The Special Committee was held a total of seven times between August 24, 2020 and October 27, 2020 for a total of eight hours, and also expressed views, exchanged information, and collected information, etc. through emails, etc., and consulted as necessary to carefully examine the Advisory Matters. Specifically, at the first meeting of the Special Committee, it confirmed that there were no independence issues with the financial advisor and third-party valuation institution Mizuho Securities and the legal advisor Anderson Mori & Tomotsune appointed by the Company, and approved them as the Company’s third-party valuation institution and legal advisor. The Special Committee also confirmed the directors of the Company to be involved in the examination, negotiation and decision on the Share Exchange for any conflict of interest with Tokuyama, and approved them.

The Special Committee then carefully deliberated the Advisory Matters through careful discussion and examination based on the information relating to the Share Exchange obtained by (a) receiving explanations from Tokuyama of the details of the Share Exchange proposal, the aim of the Share Exchange and the synergies, etc. to be expected from the Share Exchange, and holding a Q&A session for these matters, (b) receiving explanations from the Company about its history, business, background to it receiving the Share Exchange proposal, the aim of the Share Exchange, the Company’s views on the proposal details from Tokuyama, the effect of the Share Exchange on the corporate value of the Company, background to the formulation and details of the business plan of the Company, etc., and holding a Q&A session for these matters, (c) receiving explanations from Mizuho Securities on the results of the Share Exchange Ratio calculation and the Share Exchange scheme, and holding a Q&A session for these matters, (d) receiving advice from Anderson Mori & Tomotsune on measures to ensure the fairness of the Share Exchange procedures, and methods and processes for the decision making of the Board of Directors of the Company for the Share Exchange and measures to avoid other conflicts of interest, and holding a Q&A session for these matters, and (e) receiving materials relating to the Share Exchange.

The Special Committee received reports on the background to and details of discussions and negotiations between Tokuyama and the Company for the Share Exchange and was involved in the negotiation process with Tokuyama by discussing negotiation policies, etc. and asking the Company’s views, etc. multiple times before receiving the final proposal on the Share Exchange Ratio from Tokuyama. After carefully deliberating and examining the Advisory Matters based on the above explanations, calculation results and other examination materials, the Special Committee submitted a written response to the Board of Directors of the Company on October 27, 2020 concluding that the Share Exchange would not be disadvantageous to the minority shareholders of the Company.

(ii) Unanimous Approval by the Directors of the Company (including audit and supervisory committee members) who have no Conflicts of Interest

Because the Company’s Directors Shigetaka Misaka, Toru Sakaki, Hiroshi Matsushima, Hiromi Tamashima, and Takashi Maebara previously held positions in Tokuyama, and Ryo Sugiyama concurrently serve as an executive officer at Tokuyama, a two-stage procedure was adopted for resolutions of the Board of Directors relating to the Share Exchange to avoid doubts concerning conflict of interest issues, (i) with the five directors of the Company (including two audit and supervisory committee members) after excluding Shigetaka Misaka, Toru Sakaki, Hiroshi Matsushima, Hiromi Tamashima, Takashi Maebara, and Ryo Sugiyama discussing the resolution and passing it unanimously, and then, (ii) in order to secure a quorum of the Board of Directors, ten directors of the Company (including three audit and supervisory committee members) including Shigetaka Misaka, Toru Sakaki, Hiroshi Matsushima, Hiromi Tamashima, and Takashi Maebara who had simply been employees of Tokuyama in the past and therefore posed a relatively low conflict of interest risk unanimously passing the resolution once more.

In order to eliminate any potential conflict of interest, the Company’s Directors Shigetaka Misaka, Toru Sakaki, Hiroshi Matsushima, Hiromi Tamashima, Ryo Sugiyama, and Takashi Maebara did not participate in discussions and negotiations with Tokuyama on behalf of the Company. Although Shigetaka Misaka belonged to Tokuyama until February 2014, given that he transferred to the Company in March 2014 and that significant period has elapsed since his transfer, his ties to Tokuyama are considered a low-level conflict of interest risk, and based also on the crucial necessity of using his detailed knowledge of the Company’s business and technological domains to examine the Share Exchange, as stated above, Shigetaka Misaka participated in the second-stage discussion and resolution at the Board of Directors meeting of the Company on October 28, 2020 in order to achieve a quorum, and, with the approval of the Special Committee, also participated in the examination of only the matters for which any structural conflict of interest risk would have only a small effect on the interests of general shareholders, such as the synergies expected to be generated from the Share Exchange.

(4)	Matters regarding appropriateness of Tokuyama’s amounts of stated capital and capital reserve

The increase in the amounts of Tokuyama’s stated capital and capital reserve upon the Share Exchange will be decided appropriately by the Company in accordance with

Article 39 of the Rules of Corporate Accounting. We believe such treatment is appropriate as it was decided within the limits of laws and regulations upon comprehensively examining and taking into consideration the financial condition, capital policy and other circumstances of Tokuyama.

4.	Matters to be referred to with respect to consideration for exchange
(1)	Tokuyama’s Articles of Incorporation

The Company’s Articles of Incorporation are posted on the Company’s website in accordance with the laws and Article 15 of the Company’s Articles of Incorporation (Company’s website: https://www.aandt.co.jp/).

(2)	Matters concerning method for realization of the consideration for exchange
(I)	Markets for trading the consideration for exchange

Shares of Tokuyama’s common stock are traded on the First Section of Tokyo Stock Exchange.

(II)	Persons who mediate, broker, or act as agent in transactions involving the consideration for exchange

Securities companies across Japan conduct mediation, brokerage, and the like for shares of Tokuyama’s common stock.

(III)	Details regarding restrictions on assignment and other methods of disposal of consideration for exchange

Not applicable.

(3)	Matters concerning market prices when there are market prices for the consideration for exchange

The average closing price of the Tokuyama Shares on the First Section of Tokyo Stock Exchange over the most recent one-month period, three-month period and six-month period with the business day before the day the execution of the Share Exchange Agreement was announced (October 28, 2020) as reference were 2,569 yen, 2,592 yen and 2,537 yen, respectively. The latest market price, etc. of the Tokuyama Shares is available on the Tokyo Stock Exchange website (https://www.jpx.co.jp/)

(4)	Details of Tokuyama’s balance sheets for fiscal years whose last dates have fallen within the last five years

Tokuyama has filed annual securities reports for each of its fiscal years in accordance with Article 24, Paragraph 1 of the Financial Instruments and Exchange Act, so details have been omitted here.

5.	Matters concerning appropriateness of provisions regarding share options for share exchange

Not applicable, because the Company has not issued any share options or bonds with share options.

6.	Matters concerning financial statements and the like
(1)	Details of financial statements and the like for Tokuyama’s most recent fiscal year

Details of financial statements and the like for Tokuyama’s most recent fiscal year (the fiscal year ended March 2020) are, in accordance with laws and regulations and the provisions of Article 15 of the Company’s Articles of Incorporation, published on the Company’s website （https://www.aandt.co.jp/）.

(2)	Details regarding disposal of important assets, burden of large payment obligations, and other similar circumstances that have a material influence on the status of corporate assets that have arisen since the end date of the most recent fiscal year
(I)	The Company

(i) At the meeting of its Board of Directors held on October 28, 2020, the Company passed a resolution to enter into the Share Exchange Agreement with Tokuyama, its consolidated parent company, for the Share Exchange in which Tokuyama will be the wholly owning parent company and the Company will be the wholly owned subsidiary, and then executed the Share Exchange Agreement. The Share Exchange is scheduled to become effective on February 1, 2021, after obtaining an approval by the resolution at the Extraordinary General Meeting of Shareholders of the Company to be held on December 22, 2020. The contents of the Share Exchange

Agreement are as set out in “2. Contents of the Share Exchange Agreement” above.

(ii) At the day immediately preceding the effective date of the Share Exchange Agreement, the Company plans to cancel all treasury shares it holds as of the time immediately preceding the Base Time (including its treasury shares acquired by the Company pursuant to a share purchase demand by dissenting shareholders provided in Article 785, Paragraph 1 of the Companies Act made in relation to the Share Exchange) by a resolution of a board of directors meeting of the Company held by the day immediately proceeding the Effective Date.

(II)	Tokuyama

(i) At a meeting of its Board of Directors held on October 28, 2020, Tokuyama passed a resolution to enter into the Share Exchange Agreement with the Company, its consolidated subsidiary, for the Share Exchange in which the Tokuyama will be the wholly owning parent company and the Company will be the wholly owned subsidiary, and then executed the Share Exchange Agreement. The Share Exchange is scheduled to become effective on February 1, 2021, after obtaining an approval by the resolution at the Extraordinary General Meeting of Shareholders of the Company to be held on December 22, 2020. The contents of the Share Exchange Agreement are as set out in “2. Contents of the Share Exchange Agreement” above.

(ii) Tokuyama plans to pay out a dividend of surplus of 35 yen per share for which the record date is September 30, 2020 as an interim dividend for the fiscal year ending March 2021.

No. 2: Partial Amendment to the Articles of Incorporation

1.	The Reason for amendment

If the agenda #1 is approved as initially proposed and the Share Exchange is effectuated, Tokuyama will be the sole shareholder of the Company owning one or more common stock of the Company, and it will no longer be necessary to specify a record ate for voting rights for annual meetings of shareholders. The provision of Article 13 (Record Date for Annual Meetings of Shareholders) of the current Articles of Incorporation are therefore to be entirely deleted and the article numbers are to be moved forward as a result of such amendment.

2.	Details of the amendment

The details of the amendment are as follows. Further, the amendment to the Articles of Incorporation will be effective as of February 1, 2021 on the condition that the agenda #1 being approved as initially proposed and the Share Exchange Agreement not having become ineffective.

(Underlines denote amended parts)

Current	Proposed amendment
(Record Date for Annual Meeting of Shareholders) Article 13 The record date for voting rights for the annual meeting of shareholders of the Company is December 31. Articles 14 through 38 (omitted)	(Deleted) Articles 13 through 37 (omitted)

(Reference)

The Company plans to pay out a year-end dividend for fiscal year ending December 2020 to its shareholders and registered share pledgees stated or recorded in its final shareholder registry on December 31, 2020 pursuant to Article 36 of its current Articles of Incorporation.

End

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